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April 24, 2008

Via EDGAR

Mr. Briccio B. Barrientos
Senior Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Heartland Group, Inc. (“Heartland”) 1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982

Response to Staff Telephone Comments on Post Effective Amendment No. 52 to Heartland’s Registration Statement filed on Form N-1A

Dear Mr. Barrientos:

With this letter, on behalf of our client, Heartland Group, Inc. (“Heartland”), we are transmitting for filing via EDGAR Post-Effective Amendment No. 53 (the “Amendment”) to Heartland’s Registration Statement filed on Form N-1A (1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982) (the “Registration Statement”). The Amendment, filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), further amends the Prospectus, the Statement of Additional Information and Part C for all classes of shares of Heartland’s series, which were included in Post-Effective Amendment No. 52 (the “Prior Amendment”) to its Registration Statement, which was filed with the Commission on February 28, 2008, pursuant to Rule 485(a) of the Securities Act, and will become effective on May 1, 2008.

This letter and the Amendment are being filed in order to respond to the SEC staff’s comments, as we understand them, based upon telephone conversations we had with the staff on April 10, 2008. This Amendment also completes previously incomplete information, and makes such other non-material changes as Heartland deemed appropriate.

Heartland has selected May 1, 2008 as the effective date of the enclosed Amendment to correspond with the effective date for the Prior Amendment. As legal counsel to Heartland, we assisted in the preparation of the Amendment and we certify that the Amendment does not contain any disclosures that would render it ineligible to become effective under Rule 485(b) under the Securities Act.

Mr. Briccio B. Barrientos
Securities and Exchange Commission
April 24, 2008

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by Heartland’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All references to Heartland includes, where applicable, each of its series (each a “Fund”, and collectively, the “Funds”).

PROSPECTUS

Page 7, Expense Table

Comment 1. With respect to footnote 2 on page 7 of the Prospectus, the staff questioned whether the estimated “Other Expenses” for the Institutional Class Shares were estimated “gross” expenses.

Response. The “Other Expenses” for the Institutional Class Shares are estimated “gross” expenses. A change to make this clear has been made to the Prospectus contained in the Amendment, which is filed herewith.

Page 18, Portfolio Managers

Comment 2. The staff noted that there was a stray parenthetical under the heading “Portfolio Managers”.

Response. A change has been made to correct this in the Prospectus contained in the Amendment, which is filed herewith.

Page 23, Litigation

Comment 3. The staff noted that under the heading “Litigation”, subparagraph (iii) states that the Respondents, other than Mr. Denison, were censured as part of an administrative settlement with the SEC. The staff asked if any persons are deemed ineligible under Section 9(a) of the Investment Company Act of 1940, as amended.

Response. Under the terms of the administrative settlement, none of the Respondents are deemed ineligible under Section 9(a). However, pursuant to the power vested in the Commission under Section 9(b), as part of the administrative settlement, Greg D. Winston and Kenneth J. Della were suspended from association with any broker, dealer, or investment adviser for a period of 12 months and were prohibited from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter for a period of 12 months. Mr. Winston and Mr. Della are no longer employed by the Advisor, and they do not serve the Funds in any capacity.

Mr. Briccio B. Barrientos
Securities and Exchange Commission
April 24, 2008

Page 26, Market Capitalization Table

Comment 4. The staff noted that in the edgarized version of the market capitalization table on page 26 of the Prospectus, the values did not align up properly.

Response. This issue has been addressed in the Amendment, which is filed herewith.

Pages 38, 41, BNY Hamilton Treasury Money Fund

Comment 5. The staff noted that the Prospectus references the ability of Fund shareholders to exchange shares of the Fund for shares of the BNY Hamilton Treasury Money Fund. The staff noted that the BNY Hamilton Treasury Money Fund should not be named in the Prospectus as it could be deemed to be an offering of such fund in the Prospectus under Section 2(a)(3) of the Securities Act.

Response. The Funds have revised this disclosure in the Prospectus contained in the Amendment. The Prospectus now only provides that a money market fund is available to Fund shareholders, without naming the money market fund, and includes a phone number for Fund shareholders to obtain additional information.

STATEMENT OF ADDITIONAL INFORMATION

Page 17, Investment Companies

Comment 6. The staff noted that the Funds are permitted to invest in other investment companies and ETFs. The staff questioned why there is not a separate line item in each Fund’s fee table in the Prospectus listing the acquired fund fees.

Response. We believe that all disclosures of fees incurred by the Funds’ in connection with their investments in securities of investment companies and ETFs are currently in compliance with the Commission’s fund of fund rules. As allowed under Instruction 3(f)(i) of Item 3 of Form N-1A, the fees and expenses incurred indirectly by each Fund as a result of investments in securities of investment companies and ETFs are not listed as a separate line item in each Fund’s fee table because the indirectly incurred fees and expenses do not exceed 0.01 percent (one basis point) of the average net assets of each such Fund. However, as allowed under Instruction 3(f)(i) of Item 3 of Form N-1A, these indirectly incurred fees and expenses are disclosed and included in the “Other Expenses” line item in each Fund’s fee table.

Page 45, Director Compensation

Comment 7. The staff stated that the aggregate compensation paid to director Robert Rudell in the last column of the table did not appear to agree with the separate items of compensation listed in the first column.

Mr. Briccio B. Barrientos
Securities and Exchange Commission
April 24, 2008

Response. The Funds recalculated the compensation paid to directors in the compensation table and they appear to be correct and the amounts set forth in the first column do add up to the aggregate amount in the fourth column.

Page 46, Portfolio Manager Compensation

Comment 8. With respect to the compensation paid to portfolio managers, the staff questioned whether the incentive-based compensation identified in subparagraph (1) on page 46 is based upon the pre- or post- tax performance of the Funds.

Response. Incentive-based compensation identified in subparagraph (1) paid to portfolio managers is based upon the performance of the Funds before taxes. A change to make this clear has been made to the SAI contained in the Amendment, which is filed herewith.

Page 47, Other Managed Accounts

Comment 9. The staff noted that, under the heading “Other Accounts Managed by Portfolio Managers”, the Funds state in a narrative fashion that Mr. Nazgovitz manages a private investment fund with total assets of $38,744,843. However, the column “Other Pooled Investment Vehicles” in the table directly above does not seem to include this amount. The staff requested that these assets be reflected in the table in accordance with Item 15(a)(2) of Form N-1A, which requires aggregate amounts to be shown.

Response. This amount has now been included in the table of the SAI contained in the Amendment, which is filed herewith.

Heartland acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Registration Statement; that the SEC staff comments or Heartland’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that Heartland may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any inquiries on this letter and filing to me at (414) 277-5629 or aketter@quarles.com or Conrad Goodkind of this office (414) 277-5305 or cgg@quarles.com. Thank you in advance for your prompt attention to this matter.

Very truly yours,

QUARLES & BRADY LLP

/s/ Andrew D. Ketter

Andrew D. Ketter